UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

AMENDMENT NO. 5
TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JOURNAL COMMUNICATIONS, INC.
(Name of Subject Company)

JOURNAL COMMUNICATIONS, INC.
(Name of Filing Person)

Class B-1 Common Stock, par value $0.01 per share
(Title of Class of Securities)

     N/A
(CUSIP Number of Class of Securities)

Steven J. Smith
Chief Executive Officer
Journal Communications, Inc.
333 West State Street
Milwaukee, Wisconsin 53203
        (414) 224-2425
(Name, Address and Telephone Number of PersonAuthorized
to Receive Notices and Communications on Behalf of Filing Person)

With a copy to:

Benjamin F. Garmer, III
Russell E. Ryba
Foley & Lardner
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5367
(414) 271-2400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$340,116,015	$27,516

*	Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of a total of 22,674,401 shares of the outstanding class B-1 common stock, par value $0.01 per share, at the tender offer price of $15.00 per share.

**	The fee is $80.90 per $1,000,000 of the aggregate offering amount (or .00008090 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #3, effective October 1, 2003.

|X|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid: $27,516	Filing Party: Journal Communications, Inc.
Form or Registration No.: Schedule TO	Date Filed: October 3, 2003

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_| third-party tender offer subject to Rule 14d-1.

|X| issuer tender offer subject to Rule 13e-4.

|_| going-private transaction subject to Rule 13e-3.

|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

        This Amendment No. 5 to the Tender Offer Statement on Schedule TO, which is the revised final amendment, relates to the offer by Journal Communications, Inc., a Wisconsin corporation (the “Company”), to purchase up to 22,674,401 shares of its class B-1 common stock, par value $0.01 per share, or such lesser number of shares as is validly tendered and not properly withdrawn, at a price of $15.00 per share, net to the seller in cash, without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 3, 2003 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”); which, as amended and supplemented from time to time, together constituted the “Offer.”

        This Amendment No. 5 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as exhibits 99(a)(1)(i) and 99(a)(1)(ii), respectively.

        The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 5 to the Schedule TO by reference to all of the applicable items in the Schedule TO.

        The tender offer expired at 5:00 p.m., New York City time, on November 3, 2003 and was not extended. As a result of clerical errors by the depositary and information agent for the tender offer, the Company previously reported (in Amendment No. 4 to the Tender Offer Statement on Schedule TO) an extra 2,463 shares of class B-1 common stock as validly tendered and accepted for payment. After reversal of the errors, there were 19,999,752 shares of class B-1 common stock validly tendered and not withdrawn pursuant to the tender offer and the Company accepted all 19,999,752 shares for payment at $15.00 per share.

SIGNATURE

        After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this amendment to the statement is true, complete and correct.

Dated: November 21, 2003	JOURNAL COMMUNICATIONS, INC.
By: /s/ Steven J. Smith
Steven J. Smith
Chief Executive Officer

EXHIBIT INDEX

99(a)(1)(i)	Offer to Purchase, dated October 3, 2003.*

99(a)(1)(ii)	Letter of Transmittal.*

99(a)(2)(i)	Letter to Shareholders from Steven J. Smith, Chief Executive Officer of Journal Communications, Inc., dated October 13, 2003.*

99(a)(2)(ii)	Letter to Shareholders from Steven J. Smith, Chief Executive Officer of Journal Communications, Inc., dated October 23, 2003.*

99(a)(5)(i)	Letter to Shareholders from Steven J. Smith, Chief Executive Officer of Journal Communications, Inc., dated October 3, 2003.*

99(a)(5)(ii)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*

99(a)(5)(iii)	Press Release of Journal Communications, Inc., dated November 3, 2003.* 99(a)(5)(iv) Press Release of Journal Communications, Inc., dated November 5, 2003. *

99(b)	Credit Agreement, dated as of September 5, 2003, by and among (i) The Journal Company (now known as Journal Communications, Inc.), as Borrower; (ii) Journal Communications, Inc. (now known as The Journal Company), as a Guarantor; (iii) certain subsidiaries of Journal Communications, Inc. (now known as The Journal Company), as Guarantors; (iv) U.S. Bank National Association, as Lead Arranger and Administrative Agent; and (v) the several lenders from time to time parties thereto (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K, filed September 9, 2003, of The Journal Company (now known as Journal Communications, Inc.)).

99(d)(1)	Shareholders Agreement, by and among Journal Communications, Inc. (now known as The Journal Company), The Journal Company (now known as Journal Communications, Inc.), Matex Inc. and Abert Family Journal Stock Trust, dated as of May 12, 2003 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 (Reg. No. 333-105210) of The Journal Company (now known as Journal Communications, Inc.)).

99(d)(2)	Articles of Incorporation of The Journal Company (now known as Journal Communications, Inc.) (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 (Reg. No. 333-105210) of The Journal Company (now known as Journal Communications, Inc.)).

         * Previously filed